Exhibit 12

Conectiv
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	6 Months Ended	Year Ended December 31,				
	June 30, 2002	**2001**	**2000**	**1999**	**1998**	**1997**
Income from continuing operations	$ 61,533	$ 377,522	$ 203,815	$ 143,493	$ 170,933	$ 106,890
Income taxes	45,951	253,486	151,275	123,079	117,857	76,040
Fixed charges:						
Interest on long-term debt including amortization of discount, premium and expense	60,244	142,423	166,256	149,732	133,796	78,350
Other interest	19,935	54,175	60,818	37,743	26,199	12,835
Preferred dividend requirements of subsidiaries	8,088	18,734	20,383	19,894	17,871	10,178
Total fixed charges	88,267	215,332	247,457	207,369	177,866	101,363
Nonutility capitalized interest	(7,186)	(15,119)	(9,278)	(3,264)	(1,444)	(208)
Undistributed earnings of equity method investees	-	-	(4,496)	-	-	-
Earnings before extraordinary item, income taxes, and fixed charges	$ 188,565	$ 831,221	$ 588,773	$ 470,677	$ 465,212	$ 284,085
Total fixed charges shown above	$ 88,267	$ 215,332	$ 247,457	$ 207,369	$ 177,866	$ 101,363
Increase preferred stock dividend requirements of subsidiaries to a pre-tax amount	1,072	3,644	5,253	6,123	4,901	3,065
Fixed charges for ratio computation	$ 89,339	$ 218,976	$ 252,710	$ 213,492	$ 182,767	$ 104,428
Ratio of earnings to fixed charges	2.11	3.80	2.33	2.20	2.55	2.72

For purposes of computing the ratio, earnings are income from continuing operations plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges include gross interest expense, the estimated interest component of rentals, and preferred stock dividend requirements of subsidiaries. Preferred stock dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.